November 1, 2023	Orrick, Herrington & Sutcliffe LLP
222 Berkeley St.
VIA EDGAR	Suite 2000
Boston, MA 02116
+1 (617) 880-1800

United States Securities and Exchange Commission	orrick.com
Division of Corporation Finance
Office of Manufacturing	Albert W. Vanderlaan
100 F Street NE	E avanderlaan@orrick.com
Washington, D.C. 20549	D +1 617-880-2219

Attn:	Eranga Dias

Jennifer Angelini

Ernest Greene

Claire Erlanger

Re:	Serve Robotics Inc. Registration Statement on Form S-1 Filed September 15, 2023 File No. 333-274547

Ladies and Gentlemen:

On behalf of our client, Serve Robotics Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form S-1 filed on September 15, 2023 (the “Registration Statement”), contained in the Staff’s letter dated October 11, 2023 (the “Comment Letter”).

The Company has publicly filed via EDGAR its Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Form S-1 Filed on September 15, 2023

General

1.	We note that you refer to your prior private placement as the “Offering,” for example on the prospectus cover and page 40. Please revise this definition to avoid confusion with the current resale offering and revise disclosure on page 57 that refers to subsequent closings of the private placement, or advise. In addition, revise references throughout your registration statement to “this merger” and to other information that appears unrelated to the current offering, such as projected financial information and forecasts. Update information throughout as of the most recent practicable date, such as your disclosure regarding required deposits at Silicon Valley Bank, recent developments on page 57, and market and beneficial ownership information.

Response: We have revised our disclosure in the Amended Registration Statement in response to the Staff’s comment.

November 1, 2023

2.	Revise your registration statement to furnish the information required by Item 506 of Regulation S-K related to dilution under a separate heading or tell us why you believe you are not required to do so.

Response: We respectfully advise the Staff that the disclosure required by Item 506 of Regulation S-K (Dilution) is not applicable to the Company. Item 506 of Regulation S-K is applicable only to registrants that are not subject to the reporting requirements of Sections 13(a) or 15(d) of the Exchange Act immediately prior to filing of the registration statement or a registrant that is subject to the reporting requirements of the Exchange Act and has had losses in each of its last three fiscal years. The Company filed a registration statement on January 4, 2021 on Form 10 pursuant to Section 12(g) of the Exchange Act. As such, the Company was subject to the reporting requirements of Section 13(a) of the Exchange Act immediately prior to filing the Registration Statement and continues to be subject to such requirements. Furthermore, since its incorporation on November 9, 2020, the Company has reported net loss for the last two fiscal years ended December 31, 2022 and 2021.

3.	We note that there has been a change in your independent registered public accounting firm. As applicable, revise your registration statement to furnish the information required by Item 304 of Regulation S-K or tell us why you believe you are not required to do so.

Response: We respectfully advise the Staff that the Company has previously reported the information required by Item 304 of Regulation S-K. The Company reported (i) under Item 4.01 of its Current Report on Form 8-K filed on July 19, 2022 the resignation of Raich Ende Malter & Co. LLP (“REM”), effective as of July 13, 2022, and filed as Exhibit 16.1 thereto REM’s letter to the United States Securities and Exchange Commission (the “SEC”) as to the change in certifying accountant, and (ii) under Item 4.01 of its Current Report on Form 8-K filed on August 4, 2023, the dismissal of Grassi & Co., CPAS, P.C. (“Grassi”) effective as of July 31, 2023, and the engagement of dbbmckennon as the independent registered public accounting firm to audit the Company’s financial statement for the fiscal year ending December 31, 2022 and 2021 and filed as Exhibit 16.1 thereto Grassi’s letter to the SEC as to the change in certifying accountant. While we believe that the Company is not required to furnish the information required by Item 304 again, in response to the Staff’s comment, we have revised our disclosure on page 65.

Prospectus Summary, page 1

4.	Please conform or otherwise revise your disclosure to clarify whether all, or which portion, of the shares issued in the share conversion are being offered for resale. In this regard, we note the prospectus cover refers to 12,391,823 shares (which excludes restricted stock held by the employees), page 3 describes the issuance of up to 20,948,917 shares and defines “Share Conversion” to include options and warrants, and page 40 refers to shares “issued as a result of the Share Conversion.” Please also revise the final two bullet points on page 10 to clarify whether the referenced shares are being registered and offered pursuant to this registration statement. We further note a reference to “contractual restrictions on transfer” on page 3 and the description of lock-up agreements on page 112. Please revise to clarify how these relate to the shares being offered for resale. File the registration rights agreement and lock-up agreements as exhibits to your registration statement.

Response: We have revised our disclosure in the Amended Registration Statement in response to the Staff’s comment. We respectfully advise the Staff that the Company has filed the form of lock-up agreement and form of registration rights agreement as Exhibits 10.21 and 10.24, respectively, to the Registration Statement.

November 1, 2023

5.	We note disclosure on pages 1 and 2 that refers to your sidewalk robots as “zero-emissions” and indicates you anticipate opportunities for reducing greenhouse gas emissions. Please balance by more fully describing the emissions related to your sidewalk robots, for instance in connection with their charging and transportation to or from delivery locations. Additionally revise the environmental impacts section on page 54 to describe the assumptions upon which your emissions reductions claims are based. Please also balance disclosure on page 2 that your robots “can improve road safety and make cities friendlier for pedestrians” by describing relevant safety concerns, including information as to your security and safety track record.

Response: We have revised our disclosure on pages 2 and 52 of the Amended Registration Statement and revised the reference to the Company’s sidewalk robots as “zero-emissions” to “low-emissions” in response to the Staff’s comment.

Risk Factors, page 9

6.	Please revise your risk factor disclosure throughout so that risks you have actually encountered are not presented as purely hypothetical. For example, your risk factor “Our future revenue plans rely on partnering with third party delivery platforms, brand sponsors and/or direct sales to merchants” indicates that you “may” be unable to maximize robot utilization or realize branding placement revenues, but does not discuss and provide specific details regarding your actual experience. Similar shortcomings are noted in other risk factors including, without limitation, “Failure of our service providers or disruptions to our outsourcing relationships might negatively impact our ability to conduct our business” and “Our robots operate in public spaces and any errors caused by human supervisors, network connectivity issues, third-party software, or automation may adversely affect our commercial relationships.”

Response: We have revised our disclosure on pages 13-14 of the Amended Registration Statement in response to the Staff’s comment.

7.	Please discuss whether supply chain disruptions materially affect your outlook or business goals. Address, without limitation, the “industry-wide shortages” referenced on page 49 and “global supply shortage of electrical components, including semiconductor chips and other hardware components essential to the manufacturing and maintenance of our robots” referenced on page 59. Clearly describe whether supply shortages or disruptions have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Response: We have revised our disclosure on page 13 of the Amended Registration Statement in response to the Staff’s comment.

November 1, 2023

8.	We note your disclosure on page 13 stating that “[u]nfavorable changes in interest rates, pricing of certain precious metals, utility rates, and foreign currency exchange rates may adversely affect [y]our financial condition, liquidity, and results of operations.” Please expand your discussion of interest rates and changes in pricing of certain precious metals to specifically identify their impact on your operations and how your business has been affected. For example, describe whether changes in pricing of certain metals used in manufacturing and maintenance of your delivery robots has recently increased or is expected to increase and whether this affects your expansion goals.

Response: We have revised our disclosure on page 13 of the Amended Registration Statement in response to the Staff’s comment.

9.	We note your disclosure on page 16 stating that you “are substantially reliant on [y]our relationships with suppliers and service providers for the parts and components in [y]our robots, as well as for the manufacture of [y]our robots.” Please describe the material terms of your arrangements with suppliers and service providers, and file any material contract as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K. In this regard, we note your disclosure on page 49 regarding single or limited source components, and your key suppliers NVIDIA and Ouster, Inc.

Response: We have revised our disclosure on page 15 of the Amended Registration Statement in response to the Staff’s comment.

10.	We note your disclosure on page 22 stating that economic downturns, including inflation, could materially adversely affect your results of operation. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. In addition, please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: We have revised our disclosure on page 21 of the Amended Registration Statement in response to the Staff’s comment.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations, page 24

11.	Please tailor your disclosure to describe the specific risks applicable to your operations and products. Clarify, for example, whether your robots are dependent upon internet and/or broadband connectivity to function, and how disruption thereof would affect their operations. Discuss the need to charge robot batteries and the effect that power outages would have. Describe and assess other risks that might adversely affect your operations and results, such as theft or disablement of robots.

Response: We have revised our disclosure on pages 18 and 23 of the Amended Registration Statement in response to the Staff’s comment.

We, any manufacturing partners, and suppliers may rely on complex machinery, page 24

12.	Please revise your disclosure which appears to refer to your manufacturing facilities, for consistency with disclosure elsewhere that indicates you use third-party manufacturers, for example on pages 16 and 25. Additionally ensure consistency with the discussion of assembly and manufacturing in your business section, for example on page 49.

Response: We have revised our disclosure on pages 23 and 47 of the Amended Registration Statement in response to the Staff’s comment.

November 1, 2023

Description of Our Business, page 42

13.	Please revise your disclosure to include a specific, clear description of your current operations, status of product and service development, and markets and deployment methods. Distinguish clearly your aspirations from your accomplishments. Address, without limitation, each of the following items:

●	Identify the current stage of development of your delivery robots and describe your expected timeline for further development.

●	Clearly describe the current automation level of your robots and plans to increase automation.

●	Revise your disclosure that “we plan to expand our fleet by building and deploying hundreds of new robots in coming years after raising additional rounds of financing,” by identifying the number of new robots and target year(s) for production and deployment.

●	Clearly disclose your current and anticipated production capacity, including your expected timeline for ramping up, and distinguish between in-house and third-party production.

●	Clearly describe the steps involved in the research, design, development, manufacturing, commercialization, and deployment of your delivery robots, identifying material obstacles to overcome, such as safety testing and regulatory approvals.

●	Indicate which steps are expected to be completed with existing funds, and which will require additional funding, consistent with your liquidity disclosure elsewhere, including on page 20.

●	Describe the current status of the Uber pilot program and the commercial-scale agreement to deploy 2,000 robots across the United States referenced on page 51.

●	Clarify your business plans with respect to overseas operations or international markets. In this regard, we note the risk factor references on pages 26 and 29.

Response: We have revised our disclosure in the Description of Our Business section of the Amended Registration Statement in response to the Staff’s comment.

14.	Please revise your disclosure to describe your customers and the nature of your contractual arrangements, clearly distinguishing between existing and prospective customers and arrangements. In this regard, we note references on pages 23 and 25 to purchases/sales or subscriptions, disclosure on page 22 that, “Although we have engaged in ongoing dialogue with potential customers, we have no binding commitments to purchase products and services,” and the description of “Partnerships” on page 51. Clarify which party owns the delivery robots, is responsible for maintenance and repairs, bears the risk of loss or damage, and has branding or other applicable rights pursuant to your various contractual arrangements. Describe any warranties and/or indemnifications you provide in relation to your robots and their operations. Clarify which of the unit costs described on page 52 are incurred by you or by your customers. Describe the outcome of your pilot programs and whether these are expected to lead to commercial contracts. Fully describe the material terms of your agreements with Uber and Seven-11, including what platform-level integration entails and how revenue is generated.

Response: We have revised our disclosure on pages 49-52 of the Amended Registration Statement in response to the Staff’s comment.

November 1, 2023

Impact of Robot Delivery, page 44

15.	Please balance your disclosure in this section by describing applicable limitations on robot operations, such as utilization rates, round-trip delivery times, potential safety risks, and useful lifespan. More fully describe the extent of human involvement with respect to your existing fleet, including by clarifying the role of human operators and/or supervisors with respect to the operation of robots or specific use-scenarios. Describe robot storage, charging requirements, transportation to/from or between deployment locations, and other relevant logistics considerations.

Response: We have revised our disclosure on page 42 of the Amended Registration Statement in response to the Staff’s comment.

Competition, page 52

16.	We note your disclosure that, “Similar to Serve, Coco focuses on urban delivery but does not have a marketplace integration with a major third-party delivery platform, significantly constraining its ability to scale.” Please revise to more fully discuss this difference between Serve and Coco, including whether and how marketplace integration affects the availability of and fees charged for your respective delivery services. If delivery fees are standardized (i.e., as between merchants and delivery platforms, or as between the fees charged for human or robot delivery by a given delivery platform), then revise disclosure on page 54 that indicates robots reduce delivery costs accordingly, or advise.

Response: We have revised our disclosure on page 50 of the Amended Registration Statement in response to the Staff’s comment.

Government Regulations, page 54

17.	Please revise your disclosure to discuss the government regulations to which your business operations are subject. Refer to Items 101(h)(4)(viii), (ix), and (xi) of Regulation S-K for guidance. In this regard, we note references on pages 16 and 17 to “requisite permits” from municipalities, Federal Communications Commission regulations, and Department of Transportation requirements. Please also clarify whether you are subject to food safety and handling requirements.

Response: We have revised our disclosure on page 52 of the Amended Registration Statement in response to the Staff’s comment.

Intellectual Property, page 54

18.	We note your disclosure stating that you “have applied for 18 patents in China, the United States, Canada, and through the Patent Cooperation Treaty.” Please expand this disclosure to state how many patents you have applied for in each country including how many have been granted in each country.

Response: We have revised our disclosure on page 52 of the Amended Registration Statement in response to the Staff’s comment.

November 1, 2023

Certain Relationships and Related Party Transactions
Secured Subordinated Promissory Note with Ali Kashani, page 87

19.	With regard to the amount involved in this transaction, during the period for which disclosure is provided, please revise this section to provide disclosure of the largest aggregate amount of principal outstanding, the amount of principal paid, and the amount of interest and fees paid. See Item 404(a)(5) of Regulation S-K.

Response: We have revised our disclosure on page 85 of the Amended Registration Statement in response to the Staff’s comment.

Determination of Offering Price, page 93

20.	Please revise this section to include disclosure that describe the various factors considered in determining the initial offering price. See Item 505(a) of Regulation S-K.

Response: We respectfully advise the Staff that the initial sale price of $4.00 per share of the Company’s common stock was based on the Private Placement in July through October 2023 in which the Company sold shares of its common stock at $4.00 per share, which was negotiated between the Company’s current management and predecessors based on, among other things, valuation ascribed to Serve in the last round of financing prior to the Private Placement, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets and such other factors as were deemed relevant. The Sale Price does not necessarily bear any relation to the Company’s asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Company’s common stock. We have revised our disclosure on page 91 of the Amended Registration Statement in response to the Staff’s comment.

Plan of Distribution, page 104

21.	Please revise this section to identify the fixed price at which shares may be offered for resale and to clearly state that the shares may not be offered at-the-market until they are quoted on the OTCQB, consistent with disclosure elsewhere.

Response: We have revised our disclosure on page 102 of the Amended Registration Statement in response to the Staff’s comment.

Unaudited Pro Forma Combined Financial Information, page F-43

22.	We note that you still include references to the legacy pro forma guidance regarding adjusting for events that are directly attributable to the transaction, factually supportable, and expected to have a continuing impact. Please revise your pro forma financial statements to fully comply with Article 11 of Regulation S-X as amended and to remove any references to the legacy pro forma guidance. In doing so, confirm that your pro forma financial statements include all necessary transaction accounting adjustments, including those that are not expected to have a continuing impact.

Response: The Company confirms that the pro forma financial statements in the Amended Registration Statement include all necessary transaction accounting adjustments, including those that are not expected to have a continuing impact. We have revised our disclosure on pages F-43-F-47 of the Amended Registration Statement in response to the Staff’s comment.

Unaudited Pro Forma Combined Balance Sheets, page F-44

23.	Please revise your pro forma combined balance sheet to show the number of preferred stock and common stock authorized, issued and outstanding on both a historical and proforma basis.

Response: We have revised our disclosure on page F-44 of the Amended Registration Statement in response to the Staff’s comment.

November 1, 2023

Unaudited Pro Forma Combined Statements of Operations, page F-45

24.	Please revise your pro forma combined statements of operations for the six-months ended June 30, 2023 and the year ended December 31, 2022 to include the historical weighted average common shares outstanding – basic and diluted, and net loss per common share – basic and diluted for Serve Robotics. Refer to Rule 11-02(a)(9)(i) of Regulation S-X.

Response: We have revised our disclosure on pages F-45-F-46 of the Amended Registration Statement in response to the Staff’s comment.

Notes to Unaudited Pro Forma Financial Statements, page F-47

25.	With regards to footnote (i), please provide a reconciliation between the historical and proforma weighted average shares used in computing basic and diluted EPS. Please also disclose any shares not included for anti-dilution reasons.

Response: We have revised our disclosure on page F-47 of the Amended Registration Statement in response to the Staff’s comment.

26.	We note that pro forma adjustment (a) records the proceeds of $3,001,500, less the commissions paid to the Bridge Brokers of $239,400, pursuant to the April 2023 private placement offering of 10% senior subordinated secured convertible notes (“Bridge Notes”) to accredited investors. In light of the fact that this offering took place during the period of the historical balance sheet, appears to be disclosed in Note 6 to the interim financial statements, and is included on the balance sheet as of June 30, 2023, as convertible note payable, it does not appear to be an appropriate pro forma adjustment to increase cash for this amount. Also, in this regard, it appears that there may need to be a pro forma adjustment related to the conversion of the Bridge Notes which are recorded as liabilities as of June 30, 2023, to shares of common stock. Please revise or advise accordingly.

Response: We have revised our disclosure on page F-47 of the Amended Registration Statement in response to the Staff’s comment.

Part II

Item 15. Recent Sales of Securities, page II-I

27.	We note the incorporation by reference of information regarding certain securities. Please revise to provide the information required by Item 701 of Regulation S-K with respect to all recent sales of securities.

Response: We have revised our disclosure on pages II-1-II-2 of the Amended Registration Statement in response to the Staff’s comment.

Exhibit Index

Exhibit 23 – Consent of Independent Registered Public Accounting Firm, Page II-6

28.	Please revise to include a currently dated consent of your prior auditor, Raich Ende Malter & Co, to the inclusion of their report dated March 29, 2022, relating to the financial statements of Patricia Acquisition Corp as of and for the year ended December 31, 2021.

Response: We have attached Exhibit 23.4 Consent of Raich Ende Malter & Co. LLP, independent registered public accounting firm to the Amended Registration Statement and have updated the Exhibit Index accordingly in response to the Staff’s comment.

* * *

November 1, 2023

Please do not hesitate to contact Albert Vanderlaan at (617) 880-2219 of Orrick, Herrington & Sutcliffe LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Orrick, Herrington & Sutcliffe LLP

Orrick, Herrington & Sutcliffe LLP

cc:	Ali Kashani, Serve Robotics Inc.